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                            August 29, 2023

       Quan Long
       Chief Executive Officer
       Autohome Inc.
       18th Floor Tower B, CEC Plaza
       3 Dan Ling Street
       Haidian District, Beijing 10080
       The People's Republic of China

                                                        Re: Autohome Inc.
                                                            Form 20-F for the
Fiscal Year Ended December 31, 2022
                                                            Filed April 25,
2023
                                                            File No. 001-36222

       Dear Quan Long:

              We have reviewed your July 25, 2023 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

              After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       June 27, 2023 letter.

       Form 20-F for the Fiscal Year Ended December 31, 2022

       General

   1. Your response to prior comment 8 states that the Company is not an investment company as defined in the
Investment Company Act of 1940, as amended (the    Company Act   ).
                                                        Please address the
following in order to support your Company Act position:

                                                              Please provide a
legal analysis supporting your position that the Company   s variable
                                                            interest entities (
  VIEs   ) qualify as majority-owned subsidiaries for purposes of
                                                            sections 3(a)(2)
and 3(a)(1)(C) of the Company Act, as such term is defined in section 2(a)(24) of
the Company Act.
 Quan Long
FirstName
Autohome LastNameQuan  Long
          Inc.
Comapany
August 29, NameAutohome
           2023         Inc.
August
Page 2 29, 2023 Page 2
FirstName LastName
                You state that the Company   s only investment securities are
 long-term investment in
              certain majority-owned subsidiaries and interests in VIEs that fall under the definition
              of investment companies under the ICA.    Please clarify how you
treat the
              Company   s short-term investments for purposes of your Company
Act analysis,
              including    adjustable-rate financial products with original
maturities of less than 1
              year   .
                Please provide additional legal analysis supporting your
proposed treatment of    time
              deposits    as    cash    for purposes of your Company Act
analysis and explain the
              difference between    time deposits    and    term deposits,
as referenced in your 2022
              Form 20-F.
                Your response notes that the value of the Company   s
investment or interests in
              certain companies are    determined in accordance with U.S. GAAP
     Please
              confirm whether the assets are valued in accordance with Section
2(a)(41) of the
              Company Act. If not, please update your analysis to reflect assets valued consistent
              with Section 2(a)(41) of the Company Act.
                Please also confirm whether any of the Company   s
majority-owned subsidiaries or
              VIEs rely on an exception from the definition of investment in section 3(c)(1) or
              section 3(c)(7) of the Company Act and whether this affects your
Company Act
              analysis.
                Please expand your legal analysis to substantiate your assertion that Beijing
              Prbrownies Software Co., Ltd. (   Beijing Prbrownies   ) is
eligible for the exemption
              provided by Rule 3a-8 under the Company Act. In doing so, please specifically
              discuss: (i) what comprises the Company   s    capital
preservation investments    and
                 research and development expenses   ; (ii) whether Beijing
Prbrownies has a board of
              directors, and if yes, whether that board has adopted a written investment policy with
              respect to Beijing Prbrownies    capital preservation
investments; and (iii) whether the
              percentages are determined in accordance with the requirements in
Rule 3a-8(b)(2).
                Please clarify the statement in your response that Beijing
Prbrownies    did not engage
              in the business of investing, reinvesting, owning, holding, or trading in securities.

         Please update your investment company status analysis to reflect the above comments as necessary. Please confirm whether you still believe that the Company is not an investment company as defined in the Company Act.
2.       We note your proposed risk factor regarding the Company   s status
under the Company
         Act, provided in response to prior comment 9. If the Company   s
status depends on the
         ability of one of the Company   s subsidiaries (Beijing Prbrownies
Software Co., Ltd.) to
         rely on Rule 3a-8 under the Company Act, please update your risk factor to reflect this material fact. Please also confirm that the Company will reevaluate the inclusion of the
         risk factor periodically based on the Company   s assets and
investment securities at the
         time of any future filing.
 Quan Long
Autohome Inc.
August 29, 2023
Page 3

        You may contact Megan Akst, Senior Staff Accountant at 202-551-3407 or Christine
Dietz, Senior Staff Accountant at 202-551-3408 if you have any questions.



FirstName LastNameQuan Long                              Sincerely,
Comapany NameAutohome Inc.
                                                         Division of
Corporation Finance
August 29, 2023 Page 3                                   Office of Technology
FirstName LastName